CROSSHAIR EXPLORATION & MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2009

(Expressed in Canadian Dollars)

The accompanying notes are an integral part of these consolidated financial statements.

DAVIDSON & COMPANY LLP
Chartered Accountants: A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Crosshair Exploration & Mining Corp.

We have audited the consolidated balance sheets of Crosshair Exploration & Mining Corp. as at April 30, 2009 and 2008 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended April 30, 2009, 2008 and 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2009 and 2008 and the results of its operations and cash flows for the years ended April 30, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"
Vancouver, Canada	Chartered Accountants

June 9, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated June 9, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

June 9, 2009

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947  Fax (604) 687-6172

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED BALANCE SHEETS
AS AT APRIL 30
(Expressed in Canadian Dollars)

ASSETS	2009	2008

Current assets
Cash and cash equivalents	$2,827,274	$13,275,874
Marketable securities (cost: $3,695,052 & $2,695,052, respectively)	292,156	582,351
Receivables	44,544	442,519
Prepaid expenses	317,062	273,828

	3,481,036	14,574,572

Other receivables (net of provision for bad debt)	31,000	115,826

Reclamation bonds	34,109	-

Equipment (Note 3)	482,686	507,883

Mineral properties (Note 5)	29,336,828	27,071,981

	$33,365,659	$42,270,262

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$741,369	$1,192,271
Due to related parties (Note 10)	98,498	110,295

	839,867	1,302,566

Future reclamation costs (Note 6)	676,484	172,238

	1,516,351	1,474,804
Shareholders' equity
Capital stock (Note 8)
Authorized
Unlimited number of common shares without par value
Issued: 112,184,313 (April 30, 2008 – 84,595,825) common shares	67,793,186	60,948,053
Contributed surplus (Note 8)	15,429,680	10,496,726
Deficit	(51,373,558)	(30,649,321)

	31,849,308	40,795,458

	$33,365,659	$42,270,262

Nature and continuance of operations (Note 1)
Commitments (Note 7)
Contingency (Note 15)
Subsequent event (Note 16)

On behalf of the Board:
“Mark J. Morabito”	Director	“Ian Smith”	Director
Mark J. Morabito		Ian B. Smith

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED APRIL 30
(Expressed in Canadian Dollars)

	2009	2008	2007
EXPENSES
Accretion (Note 6)	$28,089	$5,502	$-
Amortization	199,213	148,138	43,882
Audit and accounting	171,486	102,944	38,604
Provision for bad debt	93,270	-	-
Consulting	174,541	192,359	171,724
Directors fees (Note 10)	100,500	108,500	60,500
Insurance	79,272	68,426	35,897
Investor relations	167,570	452,988	308,548
Legal (Note 10)	225,048	128,045	212,486
Management fees (Note 10)	39,583	71,250	50,000
Office and administration	331,776	623,154	562,642
Property Investigations	1,118	-	1,602
Rent	190,232	156,358	83,979
Stock-based compensation (Note 8)	3,312,632	7,097,948	3,696,601
Transfer agent and filing fees	353,445	330,777	87,017
Travel	95,546	273,115	306,978
Wages and salaries	1,351,582	1,292,464	923,743
	6,914,903	11,051,968	6,584,203

OTHER INCOME (EXPENSES)
Interest income	175,425	407,731	345,287
Management income	-	20,000	40,000
Gain on disposition of capital assets	21,516	-	-
Gain on disposition of Sinbad Claims	-	15,849	-
Loss on foreign exchange	(17,380)	-	-
Realized gains–marketable securities	-	-	701,494
Unrealized losses–marketable securities	(1,290,195)	(2,077,112)	(35,589)
Impairment/ write-off of mineral properties	(14,000,000)	(247,704)	-
	(15,110,634)	(1,881,236)	1,051,192

Loss before income tax	$(22,025,537)	$(12,933,204)	$(5,533,011)

Future income tax recovery (Note 11)	1,301,300	-	-

Loss for the year	$(20,724,237)	$(12,933,204)	$(5,533,011)

Basic and diluted loss per common share	$(0.22)	$(0.18)	$(0.09)

Weighted average number of common shares outstanding	93,584,687	72,997,081	62,434,069

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED APRIL 30
(Expressed in Canadian Dollars)

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(20,724,237)	$(12,933,204)	$(5,533,011)
Items not affecting cash:
Accretion	28,089	5,502	-
Accrued income on other receivables	(8,444)	-	-
Amortization	199,213	148,138	43,882
Provision for bad debt	93,270	-	-
Future income tax recovery	(1,301,300)	-	-
Stock-based compensation	3,312,632	7,097,948	3,696,601
Unrealized gain–foreign exchange	(29,238)	-	-
Unrealized losses–marketable securities	1,290,195	2,077,112	35,589
Realized gain – marketable securities	-	-	(701,494)
Write-off / impairment of mineral properties	14,000,000	247,704	-
Gain on disposition of Sinbad Claims	-	(15,849)	-

Acquisition of marketable securities	(1,000,000)	(872,076)	(1,121,482)

Non-cash working capital item changes
Receivables	426,812	(113,416)	(215,602)
Due from related party	-	-	4,167
Prepaid expenses	(43,234)	(70,390)	(64,646)
Payables and accrued liabilities	353,529	(1,163,602)	52,531
Due to related parties	(11,797)	91,054	5,020

Net cash used in operating activities	(3,414,510)	(5,501,079)	(3,798,445)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition costs on acquisition of Target	(195,271)	-	-
Cash acquired on acquisition of Target	210,572	-	-
Proceeds on sale of mineral property	-	31,698	-
Mineral properties	(5,965,764)	(10,587,059)	(8,480,906)
Acquisition of equipment	(103,116)	(289,941)	(283,593)

Net cash used in investing activities	(6,053,579)	(10,845,342)	(8,764,499)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares for cash, net of costs	(16,992)	15,310,838	12,926,385
Advances made to Target	(963,519)	-	-

Net cash provided by (used in) financing activities	(980,511)	15,310,838	12,926,385

Net change in cash and cash equivalents during the year	(10,448,600)	(1,035,543)	363,411

Cash and cash equivalents, beginning of the year	13,275,874	14,311,417	13,947,976
Cash and cash equivalents, end of the year	$2,827,274	$13,275,874	$14,311,417
Cash and cash equivalents
Cash	$787,274	$4,927,439	$28,402
Liquid short term investments	2,040,000	8,348,435	14,283,015
	$2,827,274	$13,275,874	$14,311,417
Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
 (Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares	Amount	Contributed Surplus	Deficit	Total
Balance at April 30, 2006	58,356,045	$29,135,054	$1,188,003	$(12,183,106)	$18,139,951

Issued for:
Property acquisition	445,000	1,078,150	-	-	1,078,150
Exercise of stock options	2,672,764	2,400,146	-	-	2,400,146
Exercise of agent warrants	273,863	277,571	-	-	277,571
Exercise of warrants	8,674,025	10,537,396	-	-	10,537,396
Incentive program participation	490,375	707,343	-	-	707,343
Stock-based compensation for the year	-	-	3,696,601	-	3,696,601
Less: Fair market value of options	-	-	(996,071)	-	(996,071)
Loss for the year	-	-	-	(5,533,011)	(5,533,011)
Balance at April 30, 2007	70,912,072	44,135,660	3,888,533	(17,716,117)	30,308,076

Issued for:
Private placement	11,575,000	15,005,000	-	-	15,005,000
Share issuance costs	-	(1,399,794)	238,392	-	(1,161,402)
Property acquisition	420,000	1,011,800	-	-	1,011,800
Return to treasury	(114)	-	-	-	-
Exercise of stock options	1,288,984	1,694,828		-	1,694,828
Exercise of agent warrants	37,383	47,434	-	-	47,434
Exercise of warrants	362,500	453,125	-	-	453,125
Stock-based compensation for the year	-	-	7,097,948	-	7,097,948
Less: fair market value of options and warrants	-	-	(728,147)	-	(728,147)
Loss for the year	-	-	-	(12,933,204)	(12,933,204)
Balance at April 30, 2008	84,595,825	60,948,053	10,496,726	(30,649,321)	40,795,458

Issued for:
Share issuance costs	-	(16,992)	-	-	(16,992)
Property acquisition	12,925,000	5,969,008	1,500,418	-	7,469,426
Target plan of arrangement (Note 4)	14,663,488	2,194,417	119,904	-	2,314,321
Stock-based compensation for the year	-	-	3,312,632	-	3,312,632
Tax benefit renounced to flow-through shareholders	-	(1,301,300)	-	-	(1,301,300)
Loss for the year	-	-	-	(20,724,237)	(20,724,237)
Balance at April 30, 2009	112,184,313	$67,793,186	$15,429,680	$(51,373,558)	$31,849,308

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

1.           NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the "Company" or “Crosshair”) was incorporated under the laws of British Columbia on September 2, 1966.  Its principal business activities are the acquisition, exploration and development of mineral properties. All of the Company’s resource properties are located in North America.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared using Canadian generally accepted accounting principles (“GAAP”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

The current market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both curtail expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds.

2.           BASIS OF PRESENTATION

New Canadian Accounting Pronouncements

Capital disclosures

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclosure whether or not it has complied and the consequences of non-compliance, with any capital requirements to which it is subject.  Refer to Note 13.

Financial instruments

Disclosures and financial instruments – presentation.  In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments – Disclosure and Presentation, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks, whereas Section 3863 carries forward the presentation related requirements of Section 3861.  Refer to Note 14.

Going concern

Amendments to Handbook Section 1400, General Standards of Financial Statement Presentation, require management to assess an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed.  In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date.  Refer to Note 1

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d...)

New Canadian Accounting Pronouncements (cont’d…)

Credit Risk and the Fair Value of Financial Assets and Liabilities (EIC-173)

In January 2009, the Emerging Issues Committee (“EIC”) issued EIC -173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This abstract requires companies to take counterparty credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. This new standard is effective for the Company’s annual consolidated financial statements for the year ended April 30, 2009. The  Company has performed an assessment as of April 30, 2009 and believes there to be no impact on its financial statements due to this new standard.

Mining Exploration Costs (EIC-174)

On March 27, 2009, the CICA approved EIC-174 “Mining Exploration Costs.” This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

This new standard is effective for the Company’s annual consolidated financial statements for the year ended April 30, 2009. The Company has performed an assessment as of April 30, 2009 and believes there to be no impact on its financial statements due to this new standard.

Goodwill and intangible assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, will be withdrawn. The Company does not expect the adoption of this section to have a significant effect on its financial statements.  This section will be adopted effective May 1, 2009.

Business combinations (Section 1582)

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard will be effective May 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. The Company does not expect the adoption of this section to have a significant effect on its financial statements.

Consolidated Financial Statements (Section 1601) and Non-Controlling Interests (Section 1602)

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace Section 1600 “Consolidated Financial Statements.” Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. Theses standards are effective May 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations.” The Company does not expect the adoption of this section to have a significant effect on its financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d...)

New Canadian Accounting Pronouncement (cont’d…)

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of May 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The conversion to IFRS may have a material effect on our:

•           reported financial position and results of operations;

•	systems of internal controls and procedures over financial reporting, including related business processes; information technology and data systems;

•           disclosure controls and procedures;

•           current financial reporting training curriculum; and

•	downstream business activities such as our corporate hedging programs, joint venture agreements and other contractual arrangements, debt covenants, compensation programs and tax planning arrangements.

The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date. We expect to complete the detailed IFRS conversion plan by October 31, 2009. We are in the process of completing our detailed technical analysis of Canadian GAAP-IFRS accounting differences. Furthermore, IFRS accounting standards, and the interpretation thereof, are constantly evolving and therefore are subject to change through the end of 2011. Consequently, we will continuously monitor IFRS accounting developments and update our conversion plan and public disclosure as necessary.

Significant accounting policies

Consolidation

These consolidated financial statements include the accounts of Target Exploration & Mining Corp, and 448018 Exploration Inc. (Note 4); both of which are wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

Foreign exchange

The financial position and results of the Company’s integrated foreign operations have been translated into
Canadian funds using the temporal method as follows:

i) Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date;
ii) Non-monetary items, at the historical rate of exchange; and
iii) Exploration and administration costs, at the average rate during the year in which the transaction occurred.

Gains and losses arising on currency translation are included in operations for the year.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (cont’d…)

Significant accounting policies (cont’d…)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

Financial Instruments

The Company follows CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”.  These sections, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value and changes in fair value are recorded in other comprehensive income.

The Company has classified its cash and cash equivalents and marketable securities as held-for-trading.  Receivables and other receivables are classified as loans and receivables.  Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, all of which are measured at amortized cost.  The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company maintained its policy not to use hedge accounting.

Section 3855 also provides guidance on accounting for transaction costs incurred upon issuance of debt instruments or modification of a financial liability.  Transaction costs are not deducted from the financial liability and are amortized using the effective interest method over the life of the related liability.

Cash and cash equivalents

The Company considers cash and cash equivalents to include cash on deposit and highly liquid short-term interest bearing variable rate investments.  Interest earned is recognized immediately in operations.

Marketable securities

The Company accounts for its marketable securities at fair market value with gains and losses included in the statement of operations.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d…)

Significant accounting policies (cont’d…)

Equipment

Equipment is recorded at cost.  The equipment noted below is amortized over its useful lives using the following annual rates and methods:

Computer and office equipment	30%	Declining balance
Computer software	45%	Declining balance
Exploration equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Leasehold improvements	3 years	Straight-line

Mineral properties

Costs related to the acquisition, exploration and development of mineral properties are capitalized by property until the commencement of commercial production.  If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Future reclamation costs

The Company follows the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. If the fair value of the liability decreases due to changes in future cash flow estimates, a corresponding decrease in the related asset is recorded. If the reduction exceeds the value of the related asset, the remaining amount is reduced through earnings.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d…)

Significant accounting policies (cont’d…)

Flow-through shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction to share capital.

If a company has sufficient unused tax losses and deductions to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the year.  The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the year, or at time of issuance, if later, all options and warrants are exercised.  Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the year, thereby reducing the weighted average number of common shares outstanding.  If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Stock-based compensation

The Company has an employee stock option plan.  The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method.  The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options’ vesting periods.

Income taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“temporary differences”) and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value.  For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.  Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d…)

Significant accounting policies (cont’d…)

Reclassifications

Certain of the comparative figures for the prior year have been reclassified to conform with the presentation adopted in the current year.

3.           EQUIPMENT

	April 30, 2009			April 30, 2008
Description	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Furniture & fixtures	$203,254	$135,082	$68,172	$190,014	$49,702	$140,312
Computer & office equipment	157,968	70,360	87,608	109,065	42,410	66,655
Computer software	60,953	37,720	23,233	48,147	24,736	23,411
Exploration equipment	396,292	130,304	265,988	294,953	76,667	218,286
Leasehold improvements	69,986	32,301	37,685	69,986	10,767	59,219

	$888,453	$405,767	$482,686	$712,165	$204,282	$507,883

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

4.           ACQUISITION

Target Exploration & Mining Corp.

On January 6, 2009, the Company entered into a plan of arrangement with Target Exploration & Mining Corp. (“Target”), whereby the Company agreed to acquire all of the outstanding common shares, warrants and stock options of Target. In consideration, the Company issued common shares, warrants and stock options on a 1.2 ratio for each Target common share, warrant and stock option outstanding, with all other terms of the warrants and stock options remaining unchanged. On March 31, 2009, the plan of arrangement was completed and the Company issued 14,663,488 common shares, 2,283,300 warrants and 2,400,000 stock options to Target shareholders and paid acquisition costs of $195,271, with a total value of $2,509,592.

The cost of the asset acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In the case of the Company, the fair value of the consideration given was used which was allocated amongst the fair value of the assets and liabilities of Target as of the date of acquisition.

The acquisition of Target constitutes a related party transaction, and since the transaction has commercial substance and is not in the normal course of operations, it has been measured at the exchange amount.

 The total purchase price of $2,509,592 includes the following:

Common shares issued	$2,194,417
Fair value of options	107,594
Fair value of warrants	12,310
Acquisition costs	195,271

$2,509,592

The purchase price of $2,509,592 was allocated as follows:

Cash	$210,572
Receivables	28,837
Reclamation bonds	34,109
Equipment	7,228
Mineral properties	3,829,933
Current liabilities	(232,194)
Advances due to Crosshair	(963,519)
Future reclamation obligations	(405,374)

$2,509,592

These consolidated financial statements include the results of operations of Target from March 31, 2009, the date of acquisition.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

5.           MINERAL PROPERTIES

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Other Claims $	Total $
Balance April 30, 2007	11,677,227	-	-	2,858,216	15,849	14,551,292
		-	-
Drilling and trenching	3,868,218	-	-	495,884	-	4,364,102
Geology	5,169,084	-	-	122,293	-	5,291,377
Geophysics	477,364	-	-	112,145	-	589,509
Administration	627,678	-	-	34,499	-	662,177
Technical analysis	653,085	-	-	5,575	-	658,660
Future reclamation	163,884	-	-	2,852	-	166,736
Acquisition costs	1,119,000	-	-	155,300	-	1,274,300
JCEAP[1] refunds received	(150,000)	-	-	(72,619)	-	(222,619)
Write offs/sales	(247,704)	-	-	-	(15,849)	(263,553)
Total for the year	11,680,609	-	-	855,929	(15,849)	12,520,689
Balance April 30, 2008	23,357,836	-	-	$3,714,145	-	27,071,981

Drilling & trenching	464,663	-	-	6,438	-	471,101
Geology	2,964,923	29,750	48,741	19,790	-	3,063,204
Geophysics	3,903	27,057	-	3,745	-	34,705
Administration	241,485	1,451	19,962	19,346	-	282,244
Technical analysis	428,500	-	1,580	10,586	-	440,666
Future reclamation	25,929	44,854	-	-	-	70,783
Acquisition costs	370,000	7,132,327	3,600,137	746,122	229,796	12,078,382
JCEAP[1] refunds received	(150,000)	-	-	-	-	(150,000)
Recovery- JV partner	-	(24,294)	-	-	-	(24,294)
Administration fees	-	(1,944)	-	-	-	(1,944)
Impairment charge	(9,333,333)	(4,666,667)	-	-	-	(14,000,000)
Total for year	(4,983,930)	2,542,534	3,670,420	806,027	229,796	2,264,847
Balance April 30, 2009	18,373,906	2,542,534	3,670,420	4,520,172	229,796	29,336,828

1 Junior Company Exploration Assistance Program

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (cont’d…)

Cumulative totals as at April 30, 2009:

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Other Claims $	Totals $
Drilling & trenching	7,225,018	-	-	1,708,016	-	8,933,034
Geology	12,884,990	29,750	48,741	623,404	-	13,586,885
Geophysics	1,762,457	27,057	-	441,258	-	2,230,772
Administration	1,609,065	1,451	19,962	212,546	-	1,843,024
Technical analysis	1,650,982	-	1,580	260,008	-	1,912,570
Future reclamation	190,277	44,854	-	2,387	-	237,518
Acquisition costs	2,950,750	7,132,327	3,600,137	1,367,322	229,796	15,280,332
Recovery- JV partner	-	(24,294)	-	-	-	(24,294)
Administration fees	-	(1,944)	-	-	-	(1,944)
JCEAP[1] refunds received	(566,300)	-	-	(94,769)	-	(661,069)
Impairment charge	(9,333,333)	(4,666,667)	-	-	-	(14,000,000)
Balance April 30, 2009	18,373,906	2,542,534	3,670,420	4,520,172	229,796	29,336,828

1 Junior Company Exploration Assistance Program

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% NSR and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

To date, the Company has issued 1,600,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  Beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued the total required 225,000 common shares, made cash payments totaling $140,000 and spent more than the required minimum $600,000 on project expenditures.

Stormy Lake/Partridge River Property

The Company entered into an agreement on May 1, 2007, to earn a 75% interest in certain claims located in the Central Mineral Belt of Labrador.  In April 2008, the Company elected to terminate this option and as a result, the Company has no further obligations and the related mineral property costs of $247,704 were written-off in the last quarter of 2008.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (cont’d…)

CMB Joint Venture

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Universal Uranium Ltd. ("Universal") to acquire all of Universal's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador for consideration of $500,000 cash, 10,000,000 common shares with a value of $5,100,000 and 7,500,000 warrants having a value of $1,500,418. The warrants were valued using the Black Scholes model with the following assumptions: risk-free rate – 2.50%; expected life – 3 years, and volatility – 84%. $95,581 of legal and regulatory costs was also incurred in relation to this acquisition.  In addition the Company also acquired exploration equipment with a fair value of $63,672 from Universal.  The terms of the warrants are more fully described in Note 8.  Universal retains a 2% net smelter return (“NSR”) royalty on its 60% interest in the property, which may be reduced to 1.5% in consideration for a cash payment of $1,000,000.  Crosshair also subscribed for 2,222,222 units of Universal at a price of $0.45 per unit.  Each unit consists of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 on or before July 29, 2010.

Bootheel Project

On March 31, 3009, the Company acquired the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition via Plan of Arrangement of Target Exploration and Mining Corp. (see Note 4). Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018, a wholly owned subsidiary of Target, the Company may earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US$3 million and issuing 125,000 common shares on or before June 7, 2011.  As of April 30, 2009, the Company, through Target, has incurred qualifying expenditures of US $ 2.8 million.

Under Agreements dated February 5, 2008 between M J Ranches Inc, and 448018 as manager, BHP LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights are subject to a sliding scale royalty tied to the sales price of uranium.

Golden Promise

Golden Promise Property

On April 29, 2009, Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest; terminated the original property option earn-in agreement with Paragon Minerals Corp. (“Paragon”); and abandoned the previously approved Plan of Arrangement with Gemini Metals Corp. (“Gemini”) whereby Crosshair was to transfer certain projects located in Newfoundland to Gemini in exchange for shares of Gemini.  As a result of the current market conditions, the Board of Directors of Crosshair determined that it was no longer in the best interest of Shareholders to spin-out the assets of Golden Promise, South Golden Promise and Victoria Lake into a separate publicly traded company to be known as Gemini.

As per the original property option earn-in agreement the Company issued 20,000 common shares during the year ended April 30, 2009 to Paragon at a value of $12,400.

Pursuant to the amended agreement with Paragon dated April 8, 2009, Crosshair issued 2,655,000 common shares with a market value of $686,608.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013. Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (cont’d…)

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or just retain the 60% interest.

Southern Golden Promise (Victoria Lake)

The Company has earned a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 400,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Other Claims

Sinbad Claims

On March 31, 2009, the Company acquired the Sinbad Property in Utah, USA through the acquisition via plan of arrangement of Target Exploration and Mining Corp. (see Note 4).

6.	FUTURE RECLAMATION COSTS

	April 30, 2009	April 30, 2008
Asset retirement obligation – beginning balance	$172,238	$-
Liability incurred	70,783	166,736
Liability assumed – Target plan of arrangement	405,374	-
Accretion expense	28,089	5,502

Asset retirement obligation – ending balance	$676,484	$172,238

The Company has legal obligations associated with its Moran Lake, Silver Spruce CMB JV, Southern Golden Promise and Bootheel mineral properties for cleanup costs.   These costs are anticipated to be incurred between 2011 and 2015.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $800,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2011.  Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

7.           COMMITMENTS

The Company has entered into operating lease agreements for its office premises in Vancouver.  The annual commitments under these leases are: fiscal 2010 - $174,696 and 2011- $131,022.

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013. In addition, as at April 30, 2009, the Company is required to spend approximately $57,000(net of recoveries from the government of Newfoundland and our joint venture partner) to maintain the highest potential claims.  In addition, the Company is required to spend approximately $44,000 on the Golden Promise/South Golden Promise properties and US $ 36,000 on the Bootheel project.

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share and warrant issuances

During the year ended April 30, 2007, shares were issued as follows:

•
20,000 common shares valued at $1.27 per share were issued for acquisition costs associated with the Golden Promise Property, 100,000 common shares valued at $1.96 per share, were issued for acquisition costs associated with the Southern Golden Promise Property, 250,000 common shares valued at $2.44 per share, were issued for acquisition costs associated with the Moran Lake Property and 75,000 common shares valued at $3.29 per share, were issued for acquisition costs associated with the Otter/Portage Lake Property.

•
2,672,764 shares pursuant to the exercise of stock options for gross proceeds of $1,404,075.  An amount of $996,071 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

•	8,947,888 shares pursuant to the exercise of shareholder and agent warrants for total gross proceeds of $10,814,967.

•
490,375 common shares pursuant to a warrant incentive program, for gross proceeds of $707,343.  Under the terms of the program, holders of warrants expiring on November 3, 2007 were, for the two week period between February 13, 2007 and February 26, 2007, entitled to subscribe for an additional common share of the Company for every 10 warrants exercised, at the original exercise price.

During the year ended April 30, 2008, shares and warrants were issued as follows:

•
the Company completed a bought deal offering  with Canaccord Capital Corporation as lead underwriter, under which the Underwriter has purchased 8,000,000 non flow-through units (“Units”) and 3,575,000 flow-through common shares at a price of $1.25 per Unit and $1.40 per Flow-Through Share, resulting in aggregate gross proceeds to the Company of $15,005,000. Each Unit consists of one common share and one transferable common share purchase warrant. Each Warrant entitles the holder thereof to purchase one common share at a price of $1.80 until October 4, 2009. Share issue costs of $1,161,402 were incurred in relation to this offering.  The Underwriter was also issued 694,500 warrants (“Underwriters Warrants”) exercisable at $1.25 per warrant and expires on October 4, 2009.  Each Underwriters’ warrant entitles the Underwriter to acquire one common share of the Company and one common share purchase warrant (“underlying warrant”) at a price of $1.80, up until October 4, 2009.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

8.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share and warrant issuances (cont’d...)

•
20,000 common shares valued at $2.64 per share were issued for acquisition costs associated with the Golden Promise Property, 50,000 common shares valued at $2.90 per share were issued for acquisition costs associated with the Stormy Lake and Partridge River Properties, 250,000 common shares valued at $2.28 per share were issued for acquisition costs associated with the Moran Lake Property and 100,000 common shares valued at $2.44 per share were issued for acquisition costs associated with the Otter/Portage Lake Property.

•	114 shares were returned to treasury to reduce the accumulated fractions held in the trustee account that was a result of rounding from ongoing exchanges processed for previous capital consolidations.

•
1,288,984 shares pursuant to the exercise of stock options at prices ranging from $0.25 to $1.43 per share for gross proceeds of $966,681.  An amount of $728,147 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

•	399,883 shares pursuant to the exercise of warrants at an exercise price of $1.25 per share for gross proceeds of $500,559.

During the year ended April 30, 2009, shares and warrants were issued as follows:

•
20,000 common shares valued at $12,400 were issued for acquisition costs associated with the Golden Promise Property and 250,000 common shares valued at $170,000, were issued for acquisition costs associated with the Moran Lake Property.

•
10,000,000 common shares valued at $5,100,000 and 7,500,000 warrants valued at $1,500,418, were issued to Universal as consideration for Universal – Silver Spruce CMB Joint Venture Property (Note 5).  Each warrant entitles the holder to purchase one additional Crosshair common share at $1.00 for the three year period ending July 29, 2011.  The warrants are subject to early expiry if Crosshair’s shares trade at a value of $2.00 or more for a period of 20 days.  Both the shares and warrants are held in escrow and released as to 1,250,000 shares and 937,500 warrants every three months commencing in October 2008.  Universal has granted Crosshair’s management a voting proxy over shares it holds or acquires through the exercise of the warrants.  Universal can obtain a release from the escrow provisions and proxy rights in respect of shares and/or warrants it distributes to shareholders.

•
In connection with the plan of arrangement of Target Exploration & Mining Corp., (see Note 4) the Company issued 14,663,488 common shares valued at $2,194,417, 2,400,000 options valued at $12,310 and 2,283,300 warrants valued at $107,593.

•	In order to earn its 60% interest in the Golden Promise Property, the Company issued 2,655,000 common shares valued at $686,608 to Paragon Minerals Corp.

•	As of April 30, 2009 Universal has 7,144,000 shares and 7,500,000 warrants that remain in escrow

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants

The following is a summary of warrants outstanding at April 30, 2009, 2008 and 2007 and changes during the years then ended.

	April 30, 2009		April 30, 2008		April 30, 2007
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of the year	8,694,500	$1.76	399,883	$1.25	9,240,951	$1.22
Private placement/Issuance	9,783,300	0.91	8,694,500	1.76	106,820	0.75
Exercised	-	- -	(399,883)	1.25	(8,947,888)	1.14
Outstanding, end of the year	18,477,800	1.31	8,694,500	1.76	399,883	1.25

At April 30, 2009, the following warrants were outstanding:

Outstanding	Exercise Price ($)	Expiry Date
2,283,300	0.60	July 31, 2009
8,694,500	1.25/1.80[1]	October 4, 2009
7,500,000	1.00	July 29, 2011

18,477,800

1 694,500 of these are agent warrants and exercisable at $1.25 per warrant

Stock options

The Company has a stock option plan whereby options may be granted to directors, employees, consultants and certain other service providers.  Options are subject to the minimum vesting requirement of two years, with 25% of the total number of the options granted to be released every 6 months from the date of grant, with the exception of the options that were cancelled and re-granted to insiders during the second quarter, which had a vesting period of 12 months.  As per the stock option plan options can be granted for a maximum term of 5 years.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

The following is a summary of stock options outstanding at April 30, 2009, 2008 and 2007 and changes during the years then ended.

	April 30, 2009		April 30, 2008		April 30, 2007
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

Outstanding, beginning of year	9,593,000	$1.71	8,981,984	$1.62	6,364,748	$0.68
Exercised	-	-	(1,288,984)	0.59	(2,672,764)	0.53
Cancelled or expired	(6,090,501)	1.36	(1,100,000)	2.23	(700,000)	0.84
Granted	6,480,001	0.39	3,000,000	1.76	5,990,000	2.04

Outstanding, end of year	9,982,500	$0.71	9,593,000	$1.71	8,981,984	$1.62

Currently exercisable	7,162,010	$0.83

Due to the prolonged decline in market conditions, and to aid in employee retention, 2,850,000 stock options previously granted to non-insiders were re-priced at $0.87 per share.  In addition, insiders gave back to the Company options to purchase 2,625,000 shares for cancellation, all of which were re-granted during the second quarter, at $0.27 per option with a 12 month vesting period.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

At April 30, 2009, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date
400,000	400,000	0.45	February 4, 2010
75,000	75,000	0.45	June 14, 2010
130,040	130,040	0.25	August 16, 2010
150,000	150,000	0.90	January 5, 2011
850,000	850,000	1.00	January 18, 2011
175,000	175,000	1.32	April 24, 2011
1,150,000	1,150,000	0.87/1.32[1]	May 1, 2011
250,000	250,000	1.32	May 24, 2011
300,000	300,000	0.87/1.43[2]	August 21, 2011
264,000	264,000	0.35	August 29, 2011
24,000	24,000	0.52	November 15, 2011
50,000	50,000	0.87	January 12, 2012
50,000	50,000	2.50	February 1, 2012
150,000	150,000	0.87	March 6, 2012
40,000	40,000	0.87	March 13, 2012
200,000	200,000	0.87	March 23, 2012
100,000	100,000	0.87	April 18, 2012
150,000	150,000	0.87	April 23, 2012
132,000	132,000	0.86	May 1, 2012
100,000	75,000	0.87	August 1, 2012
829,960	622,470	1.00	August 29, 2012
150,000	112,500	0.87	October 15, 2012
75,000	50,000	0.87	December 7, 2012
100,000	50,000	1.41	February 21, 2013
180,000	90,000	0.62	February 26, 2013
187,500	112,500	0.81	April 23, 2013
250,000	62,500	0.88	May 23, 2013
120,000	30,000	0.47	June 5, 2013
150,000	37,500	0.50	August 1, 2013
1,900,000	950,000	0.27	September 15, 2013
750,000	187,500	0.15	October 23, 2013
350,000	175,000	0.27	October 27, 2013
100,000	-	0.15	December 17, 2013
100,000	-	0.20	January 29, 2014

9,982,500	7,195,010

1 100,000 of these stock options are exercisable at $0.87 per option and 1,050,000 are exercisable at $1.32 per option.
2 150,000 of these stock options are exercisable at $0.87 per option and 150,000 are exercisable at $1.43 per option.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  The fair value of the options vested in the year ended April 30, 2009 totaled $3,312,632 (2008 - $7,097,948, April 30, 2007 - $3,696,601).  The weighted average price of options granted in the year was $0.27 (April 30, 2008 - $1.76, April 30, 2007 - $2.04).

Where stock options were re-priced, new fair values were calculated based on the new exercise price and this new fair value used in determining compensation expense over the remaining vesting periods of the options.  Due to re-pricing the options, an additional $255,012 was recorded as stock-based compensation.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the years ended April 30, 2009, 2008 and 2007:

	April 30, 2009	April 30, 2008	April 30,2007

Risk-free interest rate	3.09%	3.06%	3.79%
Expected life of options	5 years	5 years	5 years
Annualized volatility	92%	154%	239%
Dividend rate	0%	0%	0%

9.            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash investing and financing transactions during year ended April 30, 2009:

(a)
10,270,000 common shares valued at $5,282,400, 2,655,000 common shares valued at $686,608 and 7,500,000 warrants valued at $1,500,418 were issued for property acquisitions (Note 8).  Also, exploration equipment with a fair-market value of $63,672 was acquired in connection with the Universal – Silver Spruce CMB Joint Venture agreement.

(b)	Mineral property costs of $11,260 were incurred and included in accounts payable.

(c)	A mineral property impairment charge of $14,000,000 was charged in the last quarter of fiscal 2009.

(d)	Mineral property costs and the provision for future reclamation costs were increased by $70,783.

(e)
In connection with the plan of arrangement of Target Exploration & Mining Corp., (see Note 4) the Company issued 14,663,488 common shares valued at $2,194,417, 2,400,000 options valued at $12,310 and 2,283,300 warrants valued at $107,593.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

9.            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d...)

The following were significant non-cash investing and financing transactions during the year ended April 30, 2008:

(f)	a fair value of $728,147 was recognized in respect of options and agent warrants exercised (Note 8).

(g)	a total of 420,000 common shares valued at $1,011,800 were issued for property acquisitions (Note 8).

(h)	included in accounts payable was $1,018,647 related to mineral property costs.

(i)	the Company issued a total of 694,500 agent warrants at a fair value of $238,392 as share issue costs.

The following were significant non-cash investing and financing transactions during the year ended April 30, 2007:

(a)	the Company recognized fair market value of $996,071 in respect of stock options and agent’s warrants exercised (Note 8).

(b)	the Company issued a total of 445,000 common shares at a value of $1,078,150 for property acquisitions (Note 8).

(c)	included in accounts payable was $810,505 related to mineral property costs.

10.           RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

•	during the year ended April 30, 2009 the Company acquired Target (a company with directors and officers in common) via a plan of arrangement. (see Note 4)

•	at April 30, 2009, management fees of $26,250 (April 30, 2008 - $Nil, April 30, 2007 - $Nil) were owed to former directors of Target, and is included in due to related parties

•	incurred management fees of $31,250 (2008 – $56,250, 2007 - $Nil) to a private company controlled by a former officer.

•
incurred legal fees of $24,998 (2008 – $122,577, 2007 - $25,882) to a law firm of which a director is a partner. At April 30, 2009, $24,998 (April 30, 2008 - $106,961, April 30, 2007 - $Nil) was owed to this party and is included in due to related parties

•
incurred geological consulting fees of $12,500 (2008 – $15,600, 2007 - $33,075) to a private company owned by a director. At April 30, 2009, $47,250 (April 30, 2008 - $Nil, April 30, 2007 - $5,830) was owed to this party and is included in due to related parties

•
incurred independent directors’ fees of $100,500 (2008 - $108,500, 2007 - $60,500).  Included in accounts payable and accrued liabilities at April 30, 2009 is an amount of $27,058 (April 30, 2008 - $Nil April 30, 2007 - $Nil) owed to the directors.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

10.           RELATED PARTY TRANSACTIONS (cont’d...)

•
paid rent for its Newfoundland office of $97,153 (2008 - $45,660, 2007 - $Nil) to a private company that has a director in common.   The landlord agreed to terminate the lease with the Company effective January 31, 2009. The Company is currently renting office space in the same building on a month to month basis.  Subsequent to April 30, 2009, the Company terminated the use of this office space.

These transactions were incurred in the normal course of operations, other than the Target acquisition (Note 4) and were undertaken with the same terms and conditions as transactions with unrelated parties.  The amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

11.           INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2009	2008	2007

Loss before income tax recovery	(22,025,538)	(12,933,204)	$(5,533,011)

Expected income tax recovery at statutory rates	$(7,322,831)	$(4,299,902)	$(1,961,735)
Non-taxable items	1,359,883	3,942,847	1,965,026
Non-capital loss and resource expenditure benefits unrecognized (recognized)	4,661,648	357,055	(3,291)

Total income recovery	$(1,301,300)	$-	$-

The significant components of the Company's future tax assets are as follows:

	2009	2008	2007

Future tax assets:
Loss carry forwards	$2,614,089	$822,869	$606,851
Marketable securities	442,330	334,969	11,033
Equipment	103,748	55,156	17,405
Share issuance costs	234,613	373,537	243,054
Mineral property and related exploration expenditures	5,873,818	1,425,338	917,927

	9,268,598	3,011,869	1,796,270

Less: valuation allowances	(9,268,598)	(3,011,869)	(1,796,270)

Net future tax assets	$-	$-	$-

During the year ended April 30, 2008, the Company issued 3,575,000 common shares on a flow-through basis for gross proceeds of $5,005,000.  The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties.  Future income taxes of $1,301,300 on the exploration expenditures to be renounced to shareholders were applied against capital stock in fiscal 2009 as the expenditures were renounced in the first quarter of fiscal 2009.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

12.           SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties in North America.

	April 30, 2009	April 30, 2008

Equipment:

United States	$7,106	$-
Canada	475,580	507,883
	$482,686	$507,883

Mineral properties:

United States	$3,900,216	$-
Canada	25,436,612	27,071,981

	29,336,828	27,071,981

	$29,819,514	$27,579,864

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

13.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes its cash and cash equivalent balances and components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company manages its exposure to USD currency fluctuations by keeping a sufficient amount of US dollars on hand.

The Company’s investment policy is to invest its cash, not otherwise designated for strategic investments, in highly liquid short-term interest-bearing R1-High investment rated (DBRS) investments with maturities of 90 days or less from the original date of acquisition.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

13.           CAPITAL MANAGEMENT (cont’d…)

The Company expects its current capital resources to be sufficient to carry on its operations through its current reporting period and beyond.

The Company currently is not subject to externally imposed capital requirements.  There were no changes in the Company’s approach to capital management.

14.           FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Currency risk

As at April 30, 2009 and April 30, 2008, the Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2009, the Company has accounts payable denominated in US dollars of $133,216 and cash of $122,207 US dollars.  A 10% change in the Canadian dollar vs. the US dollar would give rise to a $1,310 gain/loss.  In the future the Company expects a significant amount of its expenditures to be in USD, related to the exploration and development of its Bootheel Wyoming Property.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Included in other receivables is an unsecured amount of $31,000 (net of provision for bad debt - $93,270), owing from an employee.  The maximum exposure for the Company is $124,270, the full amount of this receivable.  Any recovery above the current balance will be recorded to income upon receipt.

The Company’s cash and cash equivalents are held at a large Canadian financial institution in interest bearing accounts.  The Company has no investments in asset-backed commercial paper.

The Company’s accounts receivable consist mainly of GST receivable due from the Government of Canada.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 13 to the consolidated financial statements.  Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within the one year.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over daily.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

14.           FINANCIAL INSTRUMENTS (cont’d…)

Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Market Risk

The Company currently maintains investments in certain marketable securities.  There can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

15.	CONTINGENCY

Litigation with Universal Uranium Ltd.

Crosshair Exploration announced on April 28, 2009 that it has commenced an action in British Columbia Supreme Court against Universal Uranium Ltd (“Universal”) alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement.

Crosshair has received confirmation from the Transfer Agent that Universal will not receive any further shares or warrants from escrow until there is final resolution to the dispute.  As of April 30, 2009, Universal has received 2,856,000 shares in the first two tranches to date with 7,144,000 shares and 7,500,000 warrants remaining in escrow.

Universal filed a Statement of Defence and Counterclaim in the B.C. Supreme Court on May 13th, 2009.  Crosshair will file a Statement of Defence to the counterclaim made by Universal and maintains its confidence that its action against Universal is grounded in both fact and law.

16.            SUBSEQUENT EVENT

Stock options

Subsequent to April 30, 2009, the Company granted 2,745,000 stock options at an exercise price of $0.27 per option with a 5 year expiry date.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("US GAAP") are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2009			2008
	Balance, Canadian GAAP	Adjustments	Balance, US GAAP	Balance, Canadian GAAP	Adjustments	Balance, US GAAP
Assets:
Current assets	$3,481,036	$-	$3,481,036	$14,574,572	$-	$14,574,572
Long-term receivables	31,000	-	31,000	115,826	-	115,826
Bonds	34,109	-	34,109
Equipment	482,686	-	482,686	507,883	-	507,883
Mineral properties	29,336,828	(18,646,289)	10,690,539	27,071,981	(23,870,031)	3,201,950

Total assets	$33,365,659	$(18,646,289)	$14,719,370	$42,270,262	$(23,870,031)	$18,400,231

Liabilities
Current liabilities	$839,867	$-	$839,867	$1,302,566	$-	$1,302,566
Future reclamation costs	676,484	-	676,484	172,238	-	172,238
Flow-through share liability	-	30,685	30,685	-	536,250	536,250
Shareholders’ equity
Capital stock	67,793,186	765,050	68,558,236	60,948,053	(536,250)	60,411,803
Contributed surplus	15,429,680		15,429,680	10,496,726	-	10,496,726
Deficit	(51,373,558)	(19,442,024)	(70,815,582)	(30,649,321)	(23,870,031)	(54,519,352)

Total liabilities and shareholders’ equity	$33,365,659	$(18,646,289)	$14,719,370	$42,270,262	$(23,870,031)	$18,400,231

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2009	2008	2007
Loss for the year under Canadian GAAP	$(20,724,237)	$(12,933,204)	$(5,533,011)
Adjustments:
Mineral property expenditures incurred during the year	(4,115,682)	(11,262,238)	(9,310,881)
Mineral properties written off during the year	9,339,424	-	-
Flow-through share premium paid in excess of market value	505,565	-	-
Future income tax recovery	(1,301,300)	-	-
Loss under US GAAP	$(16,296,230)	$(24,195,442)	$(14,843,892)
Weighted average number of common shares outstanding under US GAAP	93,584,687	72,997,081	62,293,444
Loss per share under US GAAP	$(0.17)	$(0.33)	$(0.24)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2009	2008	2007
Net cash flows from operating activities
Under Canadian GAAP	$(3,414,510)	$(5,501,079)	$(3,798,445)
Mineral properties	(5,145,919)	(10,076,855)	(8,238,406)
Net cash used in operating activities under US GAAP	(8,560,429)	(15,577,934)	(12,036,851)

Net cash flows from financing activities
Under Canadian GAAP and US GAAP	(980,511)	15,310,838	12,926,385
Net cash flows used in investing activities
Under Canadian GAAP	(6,053,579)	(10,845,302)	(8,764,499)
Mineral properties	5,145,919	10,076,855	8,238,406
Net cash used in investing activities under US GAAP	(907,660)	(768,447)	(526,093)

Net increase in cash and cash equivalents during the year	(10,448,600)	(1,035,543)	363,441
Cash and cash equivalents, beginning the year	13,275,874	14,311,417	13,947,976
Cash and cash equivalents, end of year	$2,827,274	$13,275,874	$14,311,417

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and US GAAP. Under US GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under US GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year ended April 30, 2008, the Company issued 3,575,000 flow-through shares for total proceeds of $5,005,000.  As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $536,250 has been recorded for the expended cash on qualifying expenditures and a flow-through share liability of $536,250 was recorded for the unexpended amount as of April 30, 2008.

In relation to the April 2008 flow-through share issuance a premium of $505,565 has been recorded for the expended cash on qualifying expenditures and a flow-through share liability of $30,685 was recorded for the unexpended amount as of April 30, 2009.

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended April 30, 2009, 2008 and 2007 were 93,584,687, 72,997,081, and 62,293,444, respectively.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New Accounting Standards

Effective May 1, 2007, the Company adopted the provisions of FASB Interpretation 48, Accounting for Uncertainty in Income Taxes ("FIN No. 48"). FIN No. 48 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. Additionally, FIN No. 48 provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN No. 48, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold.   The adoption of FIN No. 48 did not have a cumulative effect on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other existing accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the application of this statement may change the current practice for fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, in February 2008, the FASB issued a final Staff Position to allow filers to defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The FASB Staff Position ("FSP") does not defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. The Company is currently evaluating the impact this statement will have on its financial position and results of operations and does not expect this statement to have a material impact on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 155 ('SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company evaluated the impact of this statement and determined this statement has no material impact on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (revised—2007) ("SFAS No. 141(R)"). SFAS No. 141(R) is a revision to previously existing guidance on accounting for business combinations. The statement retains the fundamental concept of the purchase method of accounting, and introduces new requirements for the recognition and measurement of assets acquired, liabilities assumed and noncontrolling interests. SFAS No. 141(R) also requires acquisition-related transaction and restructuring costs to be expensed rather than treated as part of the cost of the acquisition. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact this statement will have on its financial position and results of operations and does not expect this statement to have a material impact on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements ("SFAS No. 160"). The Statement requires that noncontrolling interests be reported as stockholders equity, a change that will affect the Company's financial statement presentation of minority interests in its consolidated subsidiaries. The statement also establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary as long as that ownership change does not result in deconsolidation. The statement is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of SFAS No. 160 and does not expect this statement to have a material impact on its financial position and results of operations.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New Accounting Standards (cont’d…)

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about credit-risk-related contingent features in derivative agreements. This statement applies to all entities and all derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS No. 161 and does not expect this statement to have a material impact on its financial position and results of operations.

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets or FSP FAS 142-3. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the intangible asset. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. We are assessing the potential impact that the adoption of FSP FAS 142-3 may have on our consolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles or SFAS No. 162. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement shall be effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. We do not believe that implementation of this standard will have a material impact on our consolidated financial position, results of operations or cash flows.

In June 2008, the FASB issued FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” (FSP EITF 03-6-1). FSP EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. Management has determined that the adoption of FSP EITF 03-6-1 will not have an impact on the Financial Statements.

In June 2008, the FASB issued EITF Issue 07-5 (EITF 07-5), Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock. EITF No. 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 Accounting for Derivatives and Hedging Activities, specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS No. 133 paragraph 11(a) scope exception. EITF 07-5 is effective for us on May 1, 2009. Adoption of EITF 07-5 is not expected to have a material impact on our financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New Accounting Standards (cont’d…)

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interest in Variable Interest Entities (FSP 140-4). FSP 140-4 requires additional disclosure about transfers of financial assets and an enterprise’s involvement with variable interest entities. FSP 140-4 is effective for the first reporting period ending after December 15, 2008. The adoption of FSP 140-4 is not expected to have a material impact on our consolidated financial statements